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Schedule 13G                                                         Page 1 of 5

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 New Focus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   644383 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                January 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 .........Rule 13d-1(b)
   X
 .........Rule 13d-1(c)

 .........Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 644383  10  1                                              Page 2 of 5

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              James Chao
--------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------
                   5.    Sole Voting Power  8,539,748
Number of Shares   -------------------------------------------------------------
Beneficially       6.    Shared Voting Power  8,539,748
Owned by Each      -------------------------------------------------------------
Reporting Person   7.    Sole Dispositive Power  8,539,748
With               -------------------------------------------------------------
                   8.    Shared Dispositive Power  8,539,748
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,539,748 shares
--------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (11)
              11.66%
--------------------------------------------------------------------------------

         12.  Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------
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CUSIP No. 644383  10  1                                              Page 3 of 5


         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Joanne Chao
--------------------------------------------------------------------------------

         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------
                   5.    Sole Voting Power  8,539,748
Number of Shares   -------------------------------------------------------------
Beneficially       6.    Shared Voting Power  8,539,748
Owned by Each      -------------------------------------------------------------
Reporting Person   7.    Sole Dispositive Power  8,539,748
With               -------------------------------------------------------------
                   8.    Shared Dispositive Power  8,539,748
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,539,748 shares
--------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (11)
              11.66%
--------------------------------------------------------------------------------

         12.  Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------
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Schedule 13G                                                         Page 4 of 5



ITEM 1.

       (a)    Name of Issuer:  New Focus, Inc.

       (b) Address of Issuer's Principal Executive Offices: 5215 Hellyer Avenue, Suite 100 San Jose, CA 95138

ITEM 2.

       (a)    Name of Person Filing :    1) James Chao
                                         2) Joanne Chao

       (b)    Address of Principal Business Office or, if none, Residence

              4000 Via Pescador, Camarillo, CA  93012

       (c)    Citizenship:               1) James Chao - United States Citizen

                                         2) Joanne Chao -- United States Citizen

       (d)    Title of Class of Securities:  Common Stock, $0.001 par value

       (e)    CUSIP Number:  644383   10   1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

       (b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e)    [ ] An investment advisor in accordance with
              Section 240.13d-1(b)(1)(ii)(E);

       (f)    [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

       (g)    [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)    [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owed: 8,539,748 shares held by the Chao Family Trust dated June 9, 2000

       (b)    Percent of class: 11.66%

       (d)    Number of shares as to which the person has:

              James Chao and Joanne Chao each have sole and shared power to vote, direct the vote, dispose or direct the disposition of 8,539,748 shares held by the Chao Family Trust dated June 9, 2000.

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Schedule 13G                                                         Page 5 of 5



ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              January 24, 2001
                                   --------------------------------------------
                                                     Date

                                   /s/James Chao
                                   ---------------------------------------------
                                                    James Chao

                                   /s/Joanne Chao
                                   ---------------------------------------------
                                                   Joanne Chao